UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NRG Energy, Inc.

File No. 1-15891 - CF#23583

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       NRG Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on May 7, 2009.

       Based on representations by NRG Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1(B)   through November 1, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Ellie Bavaria
              Special Counsel